Filed by E. I. du Pont de Nemours and Company

Pursuant to Rule 425 under the Securities Act of 1933,

as amended, and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: The Dow Chemical Company; E. I. du

Pont de Nemours and Company; DowDuPont Inc.

Commission File No.: 001- 00815

DowDuPont Merger of Equals Update 1

SEC Disclosure Rules Regulation G The attached charts include information that does not conform to generally accepted accounting principles (GAAP). Management of the companies believe that an analysis of this data is meaningful to investors because it provides insight with respect to comparisons of the ongoing operating results of the companies. These measures should not be viewed as an alternative to GAAP measures of performance. Furthermore, these measures may not be consistent with similar measures provided by other companies. This data should be read in conjunction with previously published reports by the respective companies on Forms 10-K, 10-Q, and 8-K. These reports, along with reconciliations of non-GAAP measures to GAAP are available on our respective websites. Reconciliations of non-GAAP measures to GAAP are also included with this presentation. Cautionary Notes on Forward-Looking Statements This communication contains “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. In this context, forward-looking statements often address expected future business and financial performance and financial condition, and often contain words such as “expect,” “anticipate,” “intend,” “plan,” “believe,” “seek,” “see,” “will,” “would,” “target,” similar expressions, and variations or negatives of these words. Forward-looking statements by their nature address matters that are, to different degrees, uncertain, such as statements about the consummation of the proposed transaction and the anticipated benefits thereof. These and other forward-looking statements, including the failure to consummate the proposed transaction or to make or take any filing or other action required to consummate such transaction on a timely matter or at all, are not guarantees of future results and are subject to risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed in any forward-looking statements. Important risk factors that may cause such a difference include, but are not limited to, (i) the completion of the proposed transaction on anticipated terms and timing, including obtaining shareholder and regulatory approvals, anticipated tax treatment, unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses, future prospects, business and management strategies for the management, expansion and growth of the new combined company’s operations and other conditions to the completion of the merger, (ii) the ability of Dow and DuPont to integrate the business successfully and to achieve anticipated synergies, risks and costs and pursuit and/or implementation of the potential separations, including anticipated timing, any changes to the configuration of businesses included in the potential separation if implemented, (iii) the intended separation of the agriculture, material science and specialty products businesses of the combined company post-mergers in one or more tax efficient transactions on anticipated terms and timing, including a number of conditions which could delay, prevent or otherwise adversely affect the proposed transactions, including possible issues or delays in obtaining required regulatory approvals or clearances, disruptions in the financial markets or other potential barriers, (iv) potential litigation relating to the proposed transaction that could be instituted against Dow, DuPont or their respective directors, (v) the risk that disruptions from the proposed transaction will harm Dow’s or DuPont’s business, including current plans and operations, (vi) the ability of Dow or DuPont to retain and hire key personnel, (vii) potential adverse reactions or changes to business relationships resulting from the announcement or completion of the merger, (viii) uncertainty as to the long-term value of DowDuPont common stock, (ix) continued availability of capital and financing and rating agency actions, (x) legislative, regulatory and economic developments, (xi) potential business uncertainty, including changes to existing business relationships, during the pendency of the merger that could affect Dow’s and/or DuPont’s financial performance, (xii) certain restrictions during the pendency of the merger that may impact Dow’s or DuPont’s ability to pursue certain business opportunities or strategic transactions and (xiii) unpredictability and severity of catastrophic events, including, but not limited to, acts of terrorism or outbreak of war or hostilities, as well as management’s response to any of the aforementioned factors. These risks, as well as other risks associated with the proposed merger, are more fully discussed in the joint proxy statement/prospectus included in the Registration Statement filed with the SEC in connection with the proposed merger. While the list of factors presented here is, and the list of factors presented in the Registration Statement are, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward looking statements. Consequences of material differences in results as compared with those anticipated in the forward-looking statements could include, among other things, business disruption, operational problems, financial loss, legal liability to third parties and similar risks, any of which could have a material adverse effect on Dow’s or DuPont’s consolidated financial condition, results of operations, credit rating or liquidity. Neither Dow nor DuPont assumes any obligation to publicly provide revisions or updates to any forward looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws. 2

SEC Disclosure Rules Important Information About the Transaction and Where to Find It In connection with the proposed transaction, DowDuPont Inc. (f/k/a Diamond-Orion HoldCo, Inc.) (“DowDuPont”) has filed with the Securities and Exchange Commission (“SEC”), and the SEC has declared effective on June 9, 2016, a registration statement on Form S-4 (File No. 333-209869) (as amended, the “Registration Statement”) that includes a joint proxy statement of The Dow Chemical Company (“Dow”) and E. I. du Pont de Nemours and Company (“DuPont”) and that also constitutes a prospectus of DowDuPont. Dow, DuPont and DowDuPont may also file other documents with the SEC regarding the proposed transaction. This document is not a substitute for the joint proxy statement/prospectus or Registration Statement or any other document which Dow, DuPont or DowDuPont may file with the SEC. INVESTORS AND SECURITY HOLDERS OF DOW AND DUPONT ARE URGED TO READ THE REGISTRATION STATEMENT, THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and security holders may obtain free copies of the Registration Statement, the joint proxy statement/prospectus and other documents filed with the SEC (when available) by Dow, DuPont and DowDuPont through the web site maintained by the SEC at www.sec.gov or by contacting the investor relations department of Dow or DuPont at the following: Dow DuPont 2030 Dow Center 974 Centre Road Midland, MI 48674 Wilmington, DE 19805 Attention: Investor Relations Attention: Investor Relations: 1-989-636-1463 1-302-774-4994 Participants in the Solicitation Dow, DuPont, DowDuPont and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Dow’s directors and executive officers, including a description of their direct interests, by security holdings or otherwise, is contained in Dow’s Form 10-K for the year ended December 31, 2015, its proxy statement filed on April 1, 2016 and the joint proxy statement/prospectus of Dow contained in the Registration Statement filed on June 7, 2016, which are filed with the SEC. Information regarding DuPont’s directors and executive officers, including a description of their direct interests, by security holdings or otherwise, is contained in DuPont’s Form 10-K for the year ended December 31, 2015, its proxy statement filed on March 18, 2016 and the joint proxy statement/prospectus of DuPont contained in the Registration Statement filed on June 7, 2016, which are filed with the SEC. A more complete description is available in the Registration Statement and the joint proxy statement/prospectus. No Offer or Solicitation This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. 3

DowDuPont Merger Creates Significant Shareholder Value Vote FOR Proposals 1, 2 & 3 at Special Meeting of Stockholders Speed to Close Merger, Speed to Capture Synergies, Speed to Complete Spins Strong Governance Exceptional Leadership Three Industry-Leading Businesses Highly-synergistic merger with 3 intended spins Tax-Efficient Structure $3B of Cost Synergies Opportunity for $1B of Growth Synergies 4

Close 2H16 Signed 12/11/15 Share-holder Vote Dow: 7/20/16 DuPont: 7/20/16 S-4 Filing Effective 6/9/16 Hart-Scott- Rodino Filing Filed on 1/27/16 ROW Competi-tion Filings 2Q16/ 3Q16 In process Complete Spins1 Stand Up SpinCos1 Significant Progress on Execution of Planned Merger of Equals 5 4Q15 2016 2017-2018 Drive close of transaction CLOSE Prepare to operate MergeCo Operation of public MergeCo Prepare for intended spins Spin as soon as possible Capture >$3B of cost synergies Plan to operate three business portfolios & ensure synergy capture Achieve 100% run-rate <24 mo. after close Subject to DowDuPont Board Approval. Each Company’s Planning Teams are Making Progress to Expedite Synergy Capture Upon Merger Closing; Carve-out Financial Work Underway

DowDuPont Merger Creates Significant Shareholder Value Vote FOR Proposals 1, 2 & 3 at Special Meeting of Stockholders Speed to Close Merger, Speed to Capture Synergies, Speed to Complete Spins Strong Governance Exceptional Leadership Three Industry-Leading Businesses Highly-synergistic merger with 3 intended spins Tax-Efficient Structure $3B of Cost Synergies Opportunity for $1B of Growth Synergies 6

Governance Highlights 7 Advisory Committees to be established for each of the intended companies: Agriculture, Material Science and Specialty Products at time of merger closing Breen to be responsible for establishment, integration and operation of Agriculture and Specialty Products Liveris to be responsible for the establishment, integration and operation of Material Science In these roles, both Liveris and Breen will report to the Board of Directors Andrew N. Liveris to be named Executive Chairman with focus on Material Science Edward D. Breen to be named CEO with focus on Agriculture and Specialty Products Breen and Howard Ungerleider are collectively responsible for DowDuPont’s financial oversight Combined Board of Directors to have 16 directors, consisting of eight current Dow directors and eight current DuPont directors, including Breen and Liveris, and two independent co-lead directors Intended Separation into Three Companies Merged Entity

Advisory Committees: Structure & Responsibilities 8 Advisory Committee responsibilities: Sole authority to approve any changes to the scope of its associated business by an affirmative vote of the majority of the members of such committee; Develop capital structure in accordance with the DowDuPont bylaws; Name CEO and leadership teams; and Provide monthly status updates to DowDuPont Board on progress of intended spins Advisory Committee decisions generally subject to override by vote of greater than 66 2/3 of DowDuPont board Committees will remain in place for a minimum of 2 years post merger or until intended separation; anticipated that committee members will become Board members of the separated entities DowDuPont board will establish Advisory Committees for the Agriculture, Material Science and Specialty Products businesses Executive Chairman and CEO of DowDuPont will serve on each committee Ag committee will also include certain DowDuPont board members that are DuPont continuing directors and certain DuPont directors serving ex-officio Material Science committee will also include certain DowDuPont board members that are Dow continuing directors and certain Dow directors serving ex-officio Specialty Products committee will also include certain members of the legacy Dow and DuPont boards as agreed on by the Executive Chairman and CEO of DowDuPont Responsibilities Structure

DowDuPont's Board Structure

DowDuPont Board of Directors

8 Dow-Designated Continuing Directors

Andrew Liveris



- Executive Chairman of DowDuPont
- Chairman & CEO of Dow for 12 years, driving strategic transformation
- Extensive global business and leadership experience
- Involvement with business, public policy, & int'l orgs (Business Roundtable, U.S. Business Council, President's Advanced Mfg Partnership, President's Export Council)
- Additional public company board experience (director of International Business Machines Corp., trustee of California Institute of Technology)

Jeff Fettig[1]



- CEO of Whirlpool Corp.
- Experience in international business operations, manufacturing, marketing, sales and distribution
- Experience in consumer dynamics, branded consumer products, end-user markets/servicing
- Lead Director of Dow Board since 2011

\+

6 Additional Current Dow Directors

(to be announced prior to Close)

8 DuPont-Designated Continuing Directors

Edward Breen



- CEO of DowDuPont
- Expertise in global business, portfolio management, business transformation executive leadership and finance
- Member of the Advisory Board of New Mountain Capital LLC
- Current Chairman of Tyco International and director of Comcast Corporation
- Held numerous senior management positions at Tyco, Motorola, and General Instrument Corp

Alexander Cutler[1]



- Retired Chairman & CEO of Eaton
- Expertise in global business management, finance, marketing and supply chain and logistics experience
- Current board member of KeyCorp, The Greater Cleveland Partnership, United Way Services of Greater Cleveland, and the Musical Arts Association
- Lead Director of DuPont since 2012

\+

6 Additional Current DuPont Directors

(to be announced prior to Close)

Board Committees

Committee	Members
Ag Co. Advisory Committee	Breen & Liveris, plus DuPont Board members
Material Co. Advisory Committee	Liveris & Breen, plus Dow Board members
Spec. Products Co. Advisory Committee	Breen & Liveris, plus certain members of legacy Dow & DuPont boards as agreed by Exec Chairman & CEO of DowDuPont

- Audit Committee
- Governance Committee
- Compensation Committee
- Environment, Health, Safety & Technology Committee[2]

Expect equal representation from heritage Dow and DuPont

1. *Merger Agreement provides that the Lead Director from each of Dow and DuPont will be co-lead directors on the DowDuPont board, and these positions are currently held by Jeff Fettig at Dow and Alexander Cutler at DuPont.*
2. *To be established per the bylaws; however, not a required committee under SEC/NYSE rules.*

9

DowDuPont Merger Creates Significant Shareholder Value Vote FOR Proposals 1, 2 & 3 at Special Meeting of Stockholders Speed to Close Merger, Speed to Capture Synergies, Speed to Complete Spins Strong Governance Exceptional Leadership Three Industry-Leading Businesses Highly-synergistic merger with 3 intended spins Tax-Efficient Structure $3B of Cost Synergies Opportunity for $1B of Growth Synergies 10

DowDuPont Leadership Overview 11 DowDuPont HoldCo Lean core accountable for delivering value from the merger and intended spins Key activities include: Governance Financial Reporting Government & Public Relations Investor Relations Andrew Liveris Executive Chairman Ed Breen CEO Howard Ungerleider CFO Jim Fitterling COO, Material Science DowDuPont Leadership Charles Kalil Special Counsellor to Exec. Chairman & General Counsel, Material Science Stacy Fox General Counsel Jim Collins COO, Agriculture Marc Doyle COO, Specialty Products

Howard Ungerleider CFO Vice Chairman and CFO of The Dow Chemical Company Executive oversight for Dow’s Corporate Strategy Development and Planning, Finance, Information Technology & Business Services, as well as Dow AgroSciences and Dow Corning Played a key role in developing and executing Dow’s strategy to drive higher and more consistent earnings Joined Dow in 1990; career has spanned a wide variety of commercial, business, financial, geographic, functional and enterprise-level leadership roles Ungerleider chairs Member's Committees of Dow AgroSciences and Dow Corning; serves on the Boards of Directors of Wolverine Bancorp (NASDAQ: WBKC), Dow Corning Corporation, Mid-Michigan Baseball Foundation, and Keep America Beautiful; and serves on the executive committee of the Business Leaders for Michigan business roundtable Proven Business Leaders With Broad and Deep Experience 12 Jim Collins COO, Agriculture Executive Vice President of DuPont Executive oversight for DuPont’s Agriculture segment, which includes the DuPont Pioneer and Crop Protection businesses, as well as Safety, Health, Environment and Sustainability Led the acquisition and integration of Danisco in 2011 Joined DuPont in 1984 and has held numerous positions within engineering, sales & marketing and business management; has had senior management responsibility for a number of businesses including Crop Protection, Industrial Biosciences, Performance Materials and Electronics & Communications Serves on the boards of CropLife Int’l, Grocery Manufacturers Assoc., U.S. China Business Council, Christian Brothers University, Hagley Museum and Library, executive board of the Chester County Council Boy Scouts of America, and advisory board of University of Delaware (College of Business & Economics) Marc Doyle COO, Specialty Products Executive Vice President of DuPont Executive oversight for DuPont’s Electronics & Communications, Industrial Biosciences, Nutrition & Health, Performance Materials, Protection Solutions and Sustainable Solutions businesses Began his career at DuPont in 1995 as a research scientist and held numerous positions in business management, including strategic planning manager, regional business director and global business director within the Electronics & Communications segment Served as president of DuPont Protection Technologies and led the restructuring of the Safety & Protection segment into Protection Solutions Member of the American Chemical Society and the Electrochemical Society Jim Fitterling COO, Material Science President & COO of The Dow Chemical Company Executive oversight for all of Dow’s businesses excluding Dow AgroSciences; oversees Dow’s operations including Environment, Health & Safety and Sustainability, Manufacturing and Engineering, and Supply Chain, as well as Research & Development Led the divestiture of Dow Chlorine Products in a Reverse Morris Trust (RMT); sold Dow’s direct ownership interest in MEGlobal; began the start-up of Dow’s significant investments on the U.S. Gulf Coast Joined Dow in 1984; career has spanned a wide variety of commercial, business, financial, geographic, functional and enterprise-level roles Fitterling is a member of the Board of Directors of Chemical Financial Corporation and a member of the Board of Directors of Sadara Chemical Company

DowDuPont Merger Creates Significant Shareholder Value Vote FOR Proposals 1, 2 & 3 at Special Meeting of Stockholders Speed to Close Merger, Speed to Capture Synergies, Speed to Complete Spins Strong Governance Exceptional Leadership Three Industry-Leading Businesses Highly-synergistic merger with 3 intended spins Tax-Efficient Structure $3B of Cost Synergies Opportunity for $1B of Growth Synergies 13

Pro Forma Financials (2015)

	Dow	DuPont	Pro Forma DowDuPont[1]
Net Sales	~$49B	~$25B	~$74B
Adjusted EBITDA	~$10B	~$5B	~$15B
Adjusted EBITDA margin %	*~20%*	*~20%*	*~20%*
Dividend Policy	45% of Net Income	25-45% of Cash from Operations	Consistent with Current Policies at Both Companies
Credit Rating[2]	BBB/Baa2/BBB	A-/A3/A	Targeting an Investment Grade Credit Rating
Net Debt	$8.6B	$2.6B	$13.5B[3]

Plus Total Expected Cost Synergies of ~$3 Billion

Source: Based on Dow and DuPont's financial information as reported in each company's 2015 Form 10-K filing.
1. The summary pro forma financial information, based on Amendment No. 3 to the Form S-4 filed on June 7, 2016, is presented for illustrative purposes only and is not necessarily indicative of the future operating results or financial position of the combined company. Refer to appendix for reconciliations of non-GAAP measures. 2. S&P/Moody's/Fitch. S&P and Fitch have placed DuPont's long-term ratings on negative watch and Moody's has placed DuPont on negative outlook. 3. Numbers do not sum due to pro forma adjustments based on the Form S-4 filed on March 1, 2016. Amounts are based on information as of December 31, 2015.

14

Creates Global Leaders Based on Strong Industrial Logic

Agriculture
Net Sales: ~$16B[1]
Adj. EBITDA: ~$3B[2]



Crop Protection[3]
Seeds & Traits[3]

Material Science
Net Sales: ~$46B[1]
Adjusted Net Sales: ~$51B[1]
Adj. EBITDA: ~$10B[2]



Performance Plastics
Consumer Solutions & Infrastructure Solutions[4]
Performance Materials & Chemicals[5]

Specialty Products
Net Sales: ~$12B[1]
Adj. EBITDA: ~$3B[2]



Protection Solutions
Electronics & Communications[6]
Nutrition & Health
Industrial Biosciences

INDUSTRY LEADERS FOCUSED ON CORE COMPETENCIES

Broad offering and robust pipeline across germplasm, biotech traits and crop protection




Low-cost integration and innovation combined with expanded customer offerings in key growth sectors




World-class innovation process and application development capabilities




Attractive Investment Profiles with Stronger Product Offerings to Better Serve Customers

Note: Numbers may not sum due to rounding.
1.Based on Dow and DuPont's Net Sales as reported in each company' 2015 Form 10-K filing. Adjusted Net Sales includes revenue attributable to Dow Corning Corporation's Silicones businesses in 2015. 2. Refer to slide 26 in the appendix for definition of Adjusted EBITDA for Dow and DuPont as included in Amendment No. 3 to the Form S-4 filed on June 7, 2016. 3. Allocates Dow and DuPont Ag segment sales by business. 4. Includes Dow Corning Silicones businesses. 5. Includes DuPont Performance Materials. 6. Includes DuPont Electronics and Communications and Dow Electronic Materials.

DOW DUPONT

15

Ag Co: World-Leading, Comprehensive Agriculture Business Most Comprehensive and Diverse Seed and Crop Protection Portfolio 16 World’s leading production agriculture business with most comprehensive, balanced and diverse seed and crop protection portfolio with exceptional opportunity for growth Rich history and sustainable commitment to production agriculture focused on delivering solutions to growers around the world Robust innovation pipeline of germplasm, biotech traits and crop protection technologies that enable the delivery of a broader suite of stronger products to the market Enhanced scale and multiple routes-to-market allow broader reach of complementary offerings and enable deeper customer intimacy that will drive increased grower productivity and profitability globally Combines Portfolios of Leading Products With Strong Capabilities Driving Future growth Crop Protection Germplasm / Traits Seed Brands Traits Insecticides Herbicides Fungicides Other Emerging Technologies Advanced Technologies Specialty Insect Control Portfolio Sulfonylureas Indoxacarb Pyroxsulam Picoxystrobin 1 1. This product is fully approved in the U.S. and Canada. Traits included in these products may or may not be approved in all global markets.

Material Co: Low-Cost Integration & Value-Added Innovation

Underpinned by Operational and Commercial Excellence


ADVANTAGED BACK-INTEGRATION
Building Blocks
Ethylene
Propylene
Silicones
WORLD-CLASS SCIENCE AND ENGINEERING CAPABILITIES
Platforms
High-Throughput Research
Catalyst Discovery & Ligand Synthesis
Polymer Science
Material Science
Formulation Sciences
Process Engineering
High-Performance Computer Modeling
Application Development
NARROWER, DEEPER END MARKET PRESENCE
Solutions
Packaging
Transportation
Infrastructure
Consumer
Energy/Water
Durables & Industrial

~85% OF REVENUE FOCUSED IN THREE KEY END MARKETS

Packaging

- A leader in thermoplastics, elastomers, finished parts and biopolymers
- One of the world's largest packaging materials suppliers
- A leading global provider to the electrical and telecommunications industry

Transportation

- A leader with broad portfolio of solutions, spanning "under the hood", exteriors and "in the car"
- A leader in OEM glass bonding, aftermarket glass bonding, structural bonding and brake fluids
- #2 position in rubber-to-metal bonding and polyurethane systems applications for tier suppliers
- A leader in silicones for sealing, specialty lubrication and bonding
- A leader in lightweighting platforms for transmissions, driveline and structural bonding

Infrastructure

- Greatest breadth of acrylic chain technologies, including industry-leading positions in acrylic binders, HEUR rheology modifiers, dispersants and opaque polymers
- A leader in extruded polystyrene foam insulation and cellulosic-based construction chemical additives
- A leader in one-component foams in retail and acrylic-based construction chemicals in North America
- A leader in silicone sealants, coatings, adhesives & glazing

17

Specialty Products Co: Focused on Attractive Secular Growth End-Markets Where Innovative Science Capabilities Provide Clear Competitive Advantage

- **Unique businesses that share similar investment characteristics and focus on specialty products**
- **Core strengths in product innovation and application development:** Clear capital allocation focus and strong product pipelines
- **Strong portfolio of differentiated offerings:** Highly technical, knowledge-intensive businesses with attractive margins
- **Leading brands and customer intimacy:** Tyvek®, Kevlar®, Nomex®, Corian®, Kapton®, Tedlar®, Danisco® and Genencor®
- **Scale across portfolio:** Global leadership in each business segment

	Electronics	Protection Solutions	Nutrition & Health	Industrial Biosciences
				
Leading Positions	• Solar PV materials • CMP pads • Lithographic materials • Metallization materials • Flexible circuit materials	• Aramid fibers & paper • Protective garments • Solid surface materials • Non-woven films	• Cultures & probiotics • Texturants & ingredient systems • Emulsifiers • Soy proteins	• Industrial enzymes • Biomaterials (Sorona® and Bio-PDO) • Advanced biofuels
Growth Opportunities	• New Display Technologies • Higher Efficiency PV Modules • Heat Dissipation & Thermal Management in Electronics	• Next-Gen Polymers for Demanding Applications • Tyvek® in Filtration and Water Management	• Probiotics & Prebiotics • Systems Solutions • Healthy Offerings for Emerging Geographies	• Probiotics for Animal Nutrition • New Enzymes for Food, Home & Personal Care • Specialty Apparel Applications

Applications of Industrial Biotechnology Across Markets

Key Global Consumer Needs Driving Company Growth


Connectivity and functionality
Protection and sustainable development
Improved health and wellness
Renewable energy and materials

Dow DuPont
18

DowDuPont Merger Creates Significant Shareholder Value Vote FOR Proposals 1, 2 & 3 at Special Meeting of Stockholders Speed to Close Merger, Speed to Capture Synergies, Speed to Complete Spins Strong Governance Exceptional Leadership Three Industry-Leading Businesses Highly-synergistic merger with 3 intended spins Tax-Efficient Structure $3B of Cost Synergies Opportunity for $1B of Growth Synergies 19

Synergy Planning Progress To-Date Confirms a Minimum of $3 Billion of Cost Synergies

Total Cost Synergies of ~$3 Billion

Total DowDuPont Synergies	
Total Cost Synergies	~$3B
Total Growth Synergies	~$1B
Total Synergies	**~$4B**
Costs to Achieve[1]	*$3.5B - $4.1B*



Cost Synergies by Business
~$3B
~$0.3B
~$1.5B
~$1.3B
Specialty Products
Material Science
Agriculture



Cost Synergies by Function
~$3B
~40%
~30%
~20%
~10%
COGS
SG&A
Leveraged Services
R&D

100% of Run-Rate Cost Synergies Achieved within the First 24 Months from Transaction Closing

Note: Numbers may not sum due to rounding.
1. One-time integration costs.

31

- **Dec-2015**: Initial synergy analysis conducted based on top-down assumptions
- **Jan-2016**: Multiple joint teams commissioned to develop bottoms-up synergy targets and "execution-ready" plans
- **Jan-2016**: McKinsey hired as neutral third-party to assess synergy targets based on best-in-class benchmarks
- **Mar-2016**: McKinsey benchmarking confirmed $3B cost synergy target as minimum
- **In process**: Execution-ready playbook to achieve greater than $3B of cost synergies

20

We are Taking a Joint Approach to Integration 21 Master Planning Architect integration and coordinate Day 1 planning Change Management & Communications Support change management and design communication programs Value Capture Planning Deliver $3B+ of synergies Organization Design Support each SpinCo to build an organization tailored to its strategy Steering Committee Accountable to shareholders to deliver value from the merge/spins according to the merger agreement Ed Breen, Chairman & CEO Stacy Fox, SVP & General Counsel Nick Fanandakis, EVP & CFO Rick Olson, SVP – Corporate Services Andrew N. Liveris, Chairman & CEO Charles Kalil, General Counsel & EVP Howard Ungerleider, Vice Chairman & CFO Jim Fitterling, President & COO Joint Integration Management Office (JIMO) Provide guidance and support to both the businesses and functions of Dow and DuPont in preparation for Day 1 of the combined company and in standing up the intended three strong, independent companies thereafter

$1.3B of Agriculture Cost Synergies

Agriculture
Net Sales: **~$16B**[1]

DUPONT + DOW

~$10B — Agriculture

~$6B — Agricultural Sciences

INDUSTRY LEADERS FOCUSED ON CORE COMPETENCIES

- World's leading production agriculture business with most comprehensive, balanced and diverse seed and crop protection portfolio with exceptional opportunity for growth
- Robust innovation pipeline of germplasm, biotech traits and crop protection technologies that enable the delivery of a broader suite of stronger products to the market
- Enhanced scale and multiple routes-to-market allow broader reach of complementary offerings and enable deeper customer intimacy that will drive increased grower productivity and profitability globally





Headquarters: Wilmington, Delaware

Credit Profile: Generally consistent with DuPont profile as of Dec. 11, 2015

Cost Synergies:

- Capitalize on DuPont's industry leading seed production processes to enhance field efficiencies and lower unit production costs
- Strategically optimize current production capacity and footprint
- Common crop protection chemistries to drive productivity and scale advantage for capacity and site optimization
- Global manufacturing optimization of synthesis and formulation operations
- Utilizing world-class capabilities in R&D to rationalize and prioritize spending as it relates to breeding, biotechnology and discovery programs
- Streamline back office operations, including IT, customer service and credit
- Global optimization of R&D
- Optimize sales & marketing footprints and go-to-market globally

Growth Synergies:

- Enhance customer value proposition through broader choice of offerings
- Combine technologies and develop new formulations to provide a broad choice of products to customers globally
- Utilize DuPont's advantaged direct to grower and both company's distributor/retail routes-to-market to access larger planted area and expanded customer base
- Drive broader, deeper multi-brand and product strategies to increase cross-sell opportunities

Note: Numbers may not sum due to rounding.
1. Based on Dow's and DuPont's Net Sales as reported in each company's 2015 Form 10-K filing.

22

$1.5B of Material Science Cost Synergies

Material Science

Net Sales: ~$46B[1]

Adjusted Net Sales: ~$51B[1]

Dow ~$46B	DuPont ~$5B
Performance Plastics	Performance Materials
Performance Materials & Chemicals	
Infrastructure Solutions	
Consumer Solutions: - Consumer Care - Dow Auto. Sys.	
Dow Corning: - CS – Silicones - IS – Silicones	

INDUSTRY LEADER FOCUSED ON CORE COMPETENCIES

- Low-cost integration & innovation combined with expanded customer offerings in key growth sectors
- One of the world's largest packaging materials suppliers
- A leader in thermoplastics, elastomers, finished parts and biopolymers
- A leader in silicone sealants, coatings, adhesives & glazing





Headquarters: Midland, Michigan

Credit Profile: Generally consistent with Dow profile as of Dec. 11, 2015

Cost Synergies:

- Optimize selling and administrative costs and eliminate redundancies in cost structure
- Realize efficiencies from applying Dow's advantaged feedstock flexibility in the olefins chain to DuPont's Performance Materials business to drive towards lowest cost production
- Integrate regional ethylene supply positions and leverage Dow's pipeline and storage infrastructure
- Apply Dow's world-class cracker operating excellence and depth across incoming assets to reduce fixed costs
- Optimize product development and commercial footprint to serve customers more cost effectively

Growth Synergies:

- Capitalize on Dow's industry leading olefins integration by channeling excess product supply (e.g., ethylene) to drive incremental production and growth where spare production capacity is available to meet demand – particularly in the U.S. and Europe
- Driving better energy efficiency in construction applications by offering customers a more complete suite of insulation solutions through the combination of technologies and products
- Generating broader suite of value-added products in each automotive system, boosting solution selling opportunities for customers to address fuel efficiency, GHG emissions and safety regulations

Note: Numbers may not sum due to rounding.

1. Based on Dow's and DuPont's Net Sales as reported in each company's 2015 Form 10-K filing. Adjusted Net Sales includes revenue attributable to Dow Corning Corporation Silicones businesses in 2015

23

$300MM of Specialty Products Cost Synergies

Specialty Products
Net Sales: ~$12B[1]

DuPont ~$10B	Dow ~$2B
Electronics & Communications	Consumer Solutions: - Dow Electronic Materials
Nutrition & Health	
Industrial Biosciences	
Safety & Protection	

INDUSTRY LEADERS FOCUSED ON CORE COMPETENCIES

- Focused on attractive secular growth end-markets where innovative science capabilities offer a clear competitive advantage
- "Asset lite/high touch": Value added businesses driven by secular trends in consumer spending
- Leading brands and customer intimacy: Tyvek®, Kevlar®, Nomex®, Kapton® and Tedlar®





Headquarters: Wilmington, Delaware

Credit Profile: Investment Grade

Cost Synergies:

- Integrate Dow Electronic Materials and DuPont Electronics & Communications laboratory facilities and technology presence
- Consolidate each parties' Electronics organization into one streamlined business unit structure, optimizing management, sales & marketing, supply chain and back office functions
- Optimize purchasing opportunities in Electronics, particularly regarding precious metals procurement and critical raw materials and indirect materials

Growth Synergies:

- Build a significantly broader toolkit in semiconductor and advanced packaging segments that will lead to accelerated growth in electronics end-markets
- Channel DuPont's next-generation display technologies through Dow's strong sales channel
- Build upon Dow and DuPont's products and application expertise to develop enhanced metallization technologies for higher-efficiency crystalline Si solar cells
- Optimize route-to-market between Material Science Company and Tyvek® enterprise to drive growth in key end-markets

Note: Numbers may not sum due to rounding.
1. Based on Dow's and DuPont's Net Sales as reported in each company's 2015 Form 10-K filing.

24

Appendix

Adjusted EBITDA Definition Adjusted EBITDA, as noted on slide 15 within this presentation, is based on the historical measures of segment profit/loss, EBITDA for Dow and segment operating earnings for DuPont, reported in each company’s respective 2015 Form 10-K filing. These measures were adjusted to exclude certain items for Dow and to exclude segment depreciation and amortization for DuPont. Dow uses EBITDA (which Dow defines as earnings (i.e., “Net Income”) before interest, income taxes, depreciation and amortization) as its measure of profit/loss for segment reporting purposes. EBITDA by operating segment includes all operating items relating to the businesses; items that principally apply to Dow as a whole are assigned to corporate. Additional information regarding Dow’s operating segments and a reconciliation of EBITDA to “Income Before Income Taxes” can be found in Note 26 to the Consolidated Financial Statements, in Dow’s 2015 Form 10-K. As its measure of segment profit/loss, DuPont uses segment operating earnings which DuPont defines as income (loss) from continuing operations before income taxes excluding significant pre-tax benefits (charges), non-operating pension and other postretirement employee benefit costs, exchange gains (losses), corporate expenses and interest. Non-operating pension and other postretirement employee benefit costs includes all of the components of net periodic benefit cost from continuing operations with the exception of the service cost component. Additional information related to significant pre-tax benefits (charges) excluded from segment operating earnings and a reconciliation of segment operating earnings to income from continuing operations before income taxes is included in Note 22 to the Consolidated Financial Statements in DuPont’s 2015 Form 10-K. Specialty Products’ adjusted EBITDA includes costs associated with the cellulosic biofuel facility in Nevada, Iowa, while all other earnings and costs associated with DuPont’s non-aligned businesses and pharmaceuticals are excluded from adjusted EBITDA of each segment. Specialty Products’ adjusted EBITDA includes results of Dow Electronic Materials. Adjusted EBITDA may not be indicative of the future performance of the businesses of the combined company after the consummation of the mergers or of any intended business separation transaction and does not include the impact of any anticipated cost synergies or growth synergies. 26

DuPont Non-GAAP Reconciliations 27 RECONCILIATIONS OF ADJUSTED EBITDA TO CONSOLIDATED INCOME STATEMENTS (dollars in millions) (1) See Schedule B to DuPont's earnings news release for the fourth quarter and full year 2015 as furnished to the SEC on Form 8-K on January 26, 2016.

Dow Non-GAAP Reconciliations 28 EBITDA Reconciliation 2015 Net Income Attributable to The Dow Chemical Company $ 7,685 + Net Income Attributable to Noncontrolling Interests 98 + Provision for Income Taxes 2,147 Income Before Income Taxes $ 9,930 + Depreciation and Amortization 2,521 - Interest Income 71 + Interest expense and amortization of debt discount 946 Earnings before interest, income taxes, depreciation and amortization (EBITDA) $ 13,326 - Total Certain Items included in EBITDA1 3,730 Operating EBITDA (non- GAAP) $ 9,596 RECONCILIATIONS OF OPERATING EBITDA (dollars in millions) (1) For a complete list of certain items, see Dow’s quarterly earnings releases

Important Information About the Transaction and Where to Find It

In connection with the proposed transaction, DowDuPont Inc. (f/k/a Diamond-Orion HoldCo, Inc.) (“DowDuPont”) has filed with the Securities and Exchange Commission (“SEC”), and the SEC has declared effective on June 9, 2016, a registration statement on Form S-4 (File No. 333-209869) (as amended, the “Registration Statement”) that includes a joint proxy statement of The Dow Chemical Company (“Dow”) and E. I. du Pont de Nemours and Company (“DuPont”) and that also constitutes a prospectus of DowDuPont. Dow, DuPont and DowDuPont may also file other documents with the SEC regarding the proposed transaction. This document is not a substitute for the joint proxy statement/prospectus or Registration Statement or any other document which Dow, DuPont or DowDuPont may file with the SEC. INVESTORS AND SECURITY HOLDERS OF DOW AND DUPONT ARE URGED TO READ THE REGISTRATION STATEMENT, THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and security holders may obtain free copies of the Registration Statement, the joint proxy statement/prospectus and other documents filed with the SEC (when available) by Dow, DuPont and DowDuPont through the web site maintained by the SEC at www.sec.gov or by contacting the investor relations department of Dow or DuPont at the following:

Dow	DuPont
2030 Dow Center	974 Centre Road
Midland, MI 48674	Wilmington, DE 19805
Attention: Investor Relations	Attention: Investor Relations:
1-989-636-1463	1-302-774-4994

Participants in the Solicitation

Dow, DuPont, DowDuPont and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction.  Information regarding Dow’s directors and executive officers, including a description of their direct interests, by security holdings or otherwise, is contained in Dow’s Form 10-K for the year ended December 31, 2015, its proxy statement filed on April 1, 2016 and the joint proxy statement/prospectus of Dow contained in the Registration Statement filed on June 7, 2016, which are filed with the SEC.  Information regarding DuPont’s directors and executive officers, including a description of their direct interests, by security holdings or otherwise, is contained in DuPont’s Form 10-K for the year ended December 31, 2015, its proxy statement filed on March 18, 2016 and the joint proxy statement/prospectus of DuPont contained in the Registration Statement filed on June 7, 2016, which are filed with the SEC.  A more complete description is available in the Registration Statement and the joint proxy statement/prospectus.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Cautionary Notes on Forward Looking Statements

This communication contains “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. In this context, forward-looking statements often address expected future business and financial performance and financial condition, and often contain words such as “expect,” “anticipate,” “intend,” “plan,” “believe,” “seek,” “see,” “will,” “would,” “target,” similar expressions, and variations or negatives of these words. Forward-looking statements by their nature address matters that are, to different degrees, uncertain, such as statements about the consummation of the proposed transaction and the anticipated benefits thereof. These and other forward-looking statements, including the failure to consummate the proposed transaction or to make or take any filing or other action required to consummate such transaction on a timely matter or at all, are not guarantees of future results and are subject to risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed in any forward-looking statements. Important risk factors that may cause such a difference include, but are not limited to, (i) the completion of the proposed transaction on anticipated terms and timing, including obtaining shareholder and regulatory approvals, anticipated tax treatment, unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses, future prospects, business and management strategies for the management, expansion and growth of the new combined company’s operations and other conditions to the completion of the merger, (ii) the ability of Dow and DuPont to integrate the business successfully and to achieve anticipated synergies, risks and costs and pursuit and/or implementation of the potential separations, including anticipated timing, any changes to the configuration of businesses included in the potential separation if implemented, (iii) the intended separation of the agriculture, material science and specialty products businesses of the combined company post-mergers in one or more tax efficient transactions on anticipated terms and timing, including a number of conditions which could delay, prevent or otherwise adversely affect the proposed transactions, including possible issues or delays in obtaining required regulatory approvals or clearances, disruptions in the financial markets or other potential barriers, (iv) potential litigation relating to the proposed transaction that could be instituted against Dow, DuPont or their respective directors, (v) the risk that disruptions from the proposed transaction will harm Dow’s or DuPont’s business, including current plans and operations, (vi) the ability of Dow or DuPont to retain and hire key personnel, (vii) potential adverse reactions or changes to business relationships resulting from the announcement or completion of the merger, (viii) uncertainty as to the long-term value of DowDuPont common stock, (ix) continued availability of capital and financing and rating agency actions, (x) legislative, regulatory and economic developments, (xi) potential business uncertainty, including changes to existing business relationships, during the pendency of the merger that could affect Dow’s and/or DuPont’s financial performance, (xii) certain restrictions during the pendency of the merger that may impact Dow’s or DuPont’s ability to pursue certain business opportunities or strategic transactions and (xiii) unpredictability and severity of catastrophic events, including, but not limited to, acts of terrorism or outbreak of war or hostilities, as well as management’s response to any of the aforementioned factors. These risks, as well as other risks associated with the proposed merger, are more fully discussed in the joint proxy statement/prospectus included in the Registration Statement filed with the SEC in connection with the proposed merger. While the list of factors presented here is, and the list of factors presented in the Registration Statement are, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward looking statements. Consequences of material differences in results as compared with those anticipated in the forward-looking statements could include, among other things, business disruption, operational problems, financial loss, legal liability to third parties and similar risks, any of which could have a material adverse effect on Dow’s or DuPont’s consolidated financial condition, results of operations, credit rating or liquidity. Neither Dow nor DuPont assumes any obligation to publicly provide revisions or updates to any forward looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws.